SEPTEMBER 28, 2022

VIA EDGAR SUBMISSION

Mr. Ryan Lichtenfels

Ms. Jennifer López Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FiscalNote Holdings, Inc. Registration Statement on Form S-1 Filed August 26, 2022 File No. 333-267098

Ladies and Gentlemen:

On behalf of our client, FiscalNote Holdings, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated September 12, 2022 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (the “Amendment No. 1”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amendment No. 1.

Registration Statement on Form S-1 filed August 26, 2022

Prospectus Cover Page, page i

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 42 and 43 of Amendment No. 1 to disclose (i) the price paid by the Sponsor and its affiliates for the securities being registered for resale, (ii) that the affiliates of the Company who were investors in Legacy FiscalNote (other than the Sponsor)

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September 28, 2022

purchased their securities being registered at prices significantly below the current trading price of such securities and some received their securities without any consideration (i.e., Earnout Shares), (iii) that the Selling Securityholders may potentially make a significant profit with the sale of the securities covered by the prospectus depending on the trading price of the Company’s securities at the time of a sale and the purchase price of such securities by the applicable Selling Securityholder and (iv) that while the Selling Securityholders may experience a positive rate of return based on the trading price of the Company’s securities, the public holders of the Company’s securities may not experience a similar rate of return on the securities they purchased due to differences in the applicable purchase price and trading price.

The Company respectfully advises the Staff that the Company did not disclose in the Amendment No. 1 the specific purchase price paid by the affiliates of the Company who were investors in Legacy FiscalNote (other than the Sponsor) for the securities being registered and the potential profit that each may make upon resale because such disclosure (i) is not prescribed by Item 507 of Regulation S-K promulgated under the Securities Act, (ii) would provide personal and private information about these stockholders in respect of investments they made, which information is not required by law and has not otherwise been made public, (iii) is not material to investors, and disclosing in the Amendment No. 1 that these stockholders purchased the securities covered by the prospectus at prices significantly below the current trading price of such securities, and in some cases without any consideration (i.e., Earnout Shares), provides sufficient information to investors and highlights that public securityholders may have acquired their securities at a purchase price higher than the affiliates of the Company and that, as a result, public securityholders may not experience a similar rate of return as the affiliates of the Company on the securities they purchased and (iv) would be overly burdensome on the Company given that that it would involve information on approximately 25 holders whose shares are being registered and that such burdens would far outweigh the incremental benefit to investors, if any.

2.

Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 1, 9, 44, 47 and 80 of Amendment No. 1.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being

September 28, 2022

registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 7, 42, 43, 67, 68 and 80 of Amendment No. 1.

Risk Factors, page 9

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is roughly at the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Please also highlight the negative pressure potential sales of shares could have on the public trading price of the Class A Ordinary Shares specifically with respect to the potential resulting effects on meeting your Earnout Triggering Events, which we note are $10.50, $12.50, $15.00, $20.00 and $25.00.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 42 and 43 of Amendment No. 1.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 61

5.

We note that the projected adjusted revenues for 2021 were $108 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended December 31, 2021 was approximately $82.9 million. It appears that you missed your 2021 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced projected adjusted revenues for 2021 of $108 million was provided to the DSAC board during November 2021, i.e., prior to the completion of fiscal 2021 (the “Initial Projections”), which projections, as disclosed in the definitive proxy statement for the Business Combination, were superseded by “Updated Projections” covering the years ended December 31, 2022, 2023 and 2024 after assessment of the results for the year ended December 31, 2021. Additionally, the Company advises the Staff that, as disclosed in the definitive proxy statement for the Business Combination, the referenced $108 million from the Initial Projections reflected total adjusted revenues, which metric includes contractually recurring

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revenue as of period end plus non-subscription revenue from the trailing 12 months (as opposed to revenue for the year ended December 31, 2021).

The Company respectfully advises the Staff that the entire section of the Registration Statement under the title of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects disclosure regarding the Company’s financial position in light of the actual financial results of 2021 (including revenue) and elsewhere the pro forma impact to liquidity from closing the Business Combination. The “Results of Operations” subsection includes prominent disclosure of the actual revenue for 2021 and “Liquidity and Capital Resources” subsection details the Company’s cash and liquidity position as of the end of fiscal year 2021 and the period ended June 30, 2021. This disclosure will be further updated for subsequent quarter and fiscal year results in the Company’s future quarterly and annual reports, respectively.

Company Overview, page 82

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 80 and 87 of Amendment No. 1.

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that your Sponsor, a beneficial owner of approximately 30% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on page 87 of Amendment No. 1.

General

8.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a

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positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 42 and 43 of Amendment No. 1. The Company also respectfully refers the Staff to the Company’s response to Comment #1 herein.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (202) 551-1840.

We thank you in advance for your assistance.

Sincerely,

/s/ Brandon Bortner, Esq. for PAUL HASTINGS LLP

Enclosure

cc:	Timothy Hwang, FiscalNote Holdings, Inc.

LEGAL_US_E # 165724996.5